Filed by Countrywide Financial Corporation
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Countrywide Financial Corporation
(Commission File No. 1-8422)

On January 11, 2008, Countrywide Financial Corporation sent its employees the following communications.

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A Message to all CFC Employees from Angelo Mozilo, Chairman and CEO

As you know, the unprecedented and worldwide dislocation of the credit markets combined with actions taken by regulators, rating agencies, legislators, the media and others have strained the housing and housing finance sectors as never seen since the Great Depression. Almost without exception, every financial institution, both large and small, has been negatively impacted by the events that drained liquidity from all sectors of the financial services industry. Countrywide has been weathering this storm through the dedication and hard work of our management and employees. However, we have come to recognize that those companies with reliable sources of capital and liquidity and significant scale will be the ultimate winners in this environment and in the longer term as the mortgage markets normalize. We also recognize that, as the industry changes and consolidates, we must embrace these changes.

In order to enhance what we have all worked so hard to build over the past 40 years, we have taken a decisive step to ensure our continued industry leadership. Today, we have announced that Bank of America, which has been an important financial partner of Countrywide for many years, will be acquiring our Company. BofA is one of the largest and most influential financial institutions in the U.S. and internationally, and we firmly believe that the combination of Countrywide and BofA will create the most powerful mortgage franchise in the world. I, as well as many of our senior managers, have worked closely with Bank of America for many years and in fact it was Bank of America that provided me with the necessary funds to start the operations of Countrywide in 1968.

As you will see in the attached press release announcing this transaction, BofA has announced that it plans to operate Countrywide separately under the Countrywide brand, with integration occurring no sooner than 2009. We are confident that both our servicing and origination businesses, as well as other aspects of our operations, will be substantially enhanced as a result of this transaction.

Most importantly, I want to express my deep and sincere appreciation to all who have labored so hard for so many years to build the most important mortgage franchise in the history of America. We have provided over 25 million families with an opportunity to have a home of their own, to build equity and to utilize that equity to educate their children and to have the best life possible in our great country. I have always been proud of the fact that we have made such a positive difference in the lives of millions of families through three generations of homebuyers. The fact that we are now financing homes for the grandchildren of our first generation of mortgagors is not only a testimony to customer satisfaction but to our ability to be the lender of choice for over 40 years. We have accomplished what many thought could never be done, and all of you should be proud of the part that you have played and will continue to play as we move forward into the next stage of Countrywide's history.

We are already commencing the process of developing a detailed and well-organized integration plan, and we will be updating you as this process moves forward. Dave Sambol will be working closely with me and the entire senior management team to ensure an efficient and effective transition. Dave will be spearheading all of these initiatives to ensure not only a smooth transition but, as importantly, the continuation of Countrywide's leadership in mortgage finance.

Finally, I want to thank everyone who has stood by my side during the past four decades to make the dream that Dave Loeb and I had 40 years ago become a reality. When we join together with Bank of America, I am counting on your commitment and dedication to continue to realize this dream.

Additional Information About this Transaction

In connection with the proposed merger, Bank of America will file with the SEC a Registration Statement on Form S-4 that will include a proxy statement of Countrywide that also constitutes a prospectus of Bank of America. Countrywide will mail the proxy statement/prospectus to its stockholders. Bank of America and Countrywide urge investors and security holders to read the proxy statement/prospectus regarding the proposed merger when it becomes available because it will contain important information.

You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from Bank of America’s website (www.bankofamerica.com) under the tab “About Bank of America” and then under the heading “Investor Relations” and then under the item “SEC Filings”. You may also obtain these documents, free of charge, from Countrywide’s website (www.countrywide.com) under the tab “investor relations” and then under the heading “SEC & other filings.”

Proxy Solicitation

Bank of America, Countrywide and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from Countrywide stockholders in favor of the merger. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the Countrywide stockholders in connection with the proposed merger will be set forth in the proxy statement/prospectus when it is filed with the SEC. You can find information about Bank of America’s executive officers and directors in its definitive proxy statement filed with the SEC on March 19, 2007. You can find information about Countrywide’s executive officers and directors in definitive proxy statement filed with the SEC on April 27, 2007. You can obtain free copies of these documents from Bank of America and Countrywide using the contact information above.

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Memorandum From Dave Sambol Regarding Bank of America Announcement

As you know, we announced this morning that Countrywide will be acquired by Bank of America. I'm sure you will have many questions about this milestone event and what it means for our future. I'm going to give you as much information as is available at this time. As the management teams of our two companies meet over the coming weeks to discuss our combined future, you should expect to receive more information from Angelo, myself and your business unit leaders.

For the moment, let me focus on what we do know, which I view as very positive and exciting. The most important overriding fact is that Bank of America has made it clear, both in conversations with our management team and in its public statements today, that they place a great deal of value on the Countrywide brand and operating platform, and that their intent is to preserve and enhance what we have worked so hard over the years to build. In fact, Bank of America Chairman and CEO Ken Lewis referred to Countrywide as "the best domestic mortgage platform" in today's announcement.

These are some of the key aspects of the transaction:

o	The Countrywide brand will continue to be used following the transaction.

o	Bank of America has indicated that it intends to retain core elements of our operating platform, including our technology and management expertise.

o	Countrywide will have a stable and sustainable flow of capital and liquidity, which has at times been disrupted by recent events and conditions.

o	BofA has a track record of acquiring and effectively utilizing "best-in-class" platforms, as exemplified by its acquisition of credit card powerhouse MBNA.

o	Countrywide and BofA intend to proceed cautiously to maximize the potential of our combination and limit disruption as much as possible. As indicated in BofA's press release today, very little integration will take place until at least 2009.

Most importantly, this transaction will create the nation’s largest and most effective mortgage franchise. Being a part of this great organization will benefit our employees, customers and business partners, and I am convinced that our shareholders will be rewarded in the long run through the future performance of the Bank of America stock they will receive.

On a personal note, I would like to thank you for your efforts over the years, particularly in the last few months. As individuals and as a Company, we have fought hard to preserve Countrywide and what it stands for, and I am very proud to be associated with each of you. We should all take pride in this great Company that we have built together.

As we move forward toward the closing of this transaction in the third quarter of 2008, you will likely see very little obvious change. During that time we will be operating on a "business as usual" basis, and it is important that we remain focused on what we do best: helping American families achieve and sustain the dream of owning a home.

Additional Information About this Transaction

In connection with the proposed merger, Bank of America will file with the SEC a Registration Statement on Form S-4 that will include a proxy statement of Countrywide that also constitutes a prospectus of Bank of America. Countrywide will mail the proxy statement/prospectus to its stockholders. Bank of America and Countrywide urge investors and security holders to read the proxy statement/prospectus regarding the proposed merger when it becomes available because it will contain important information.

You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from Bank of America’s website (www.bankofamerica.com) under the tab “About Bank of America” and then under the heading “Investor Relations” and then under the item “SEC Filings”. You may also obtain these documents, free of charge, from Countrywide’s website (www.countrywide.com) under the tab “investor relations” and then under the heading “SEC & other filings.”

Proxy Solicitation

Bank of America, Countrywide and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from Countrywide stockholders in favor of the merger. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the Countrywide stockholders in connection with the proposed merger will be set forth in the proxy statement/prospectus when it is filed with the SEC. You can find information about Bank of America’s executive officers and directors in its definitive proxy statement filed with the SEC on March 19, 2007. You can find information about Countrywide’s executive officers and directors in definitive proxy statement filed with the SEC on April 27, 2007. You can obtain free copies of these documents from Bank of America and Countrywide using the contact information above.

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Employee note from divisional CEOs

Earlier today, Bank of America announced that it will acquire Countrywide Financial Corporation in an all stock transaction worth approximately $4 billion. As you have most likely received by now, Countrywide co-founder, Chairman and CEO Angelo Mozilo and Dave Sambol, President and COO, both issued communications that provided valuable insights into the transaction and Countrywide’s future.

The purpose of my note is to reinforce the exciting nature of the transaction and to request, as always, that you remain focused on serving our clients’ needs during the transition. Both Dave and Angelo indicated that until the projected close, which is expected to occur in the third quarter of this year, we are expected to continue operating on a business as usual basis. Thereafter, integration is not expected to commence until some time in 2009.

Some key points to note are:

•	The Countrywide brand will continue to be used following the transaction.

•	Bank of America has indicated that it intends to retain core elements of our operating platform, including our technology and management expertise.

•	Countrywide will have a stable and sustainable flow of capital and liquidity, which has at times been disrupted by recent events and conditions.

•	BofA has a track record of acquiring and effectively utilizing “best-in-class” platforms, as exemplified by its acquisition of credit card powerhouse MBNA.

•	Countrywide and BofA intend to proceed cautiously to maximize the potential of our combination and limit disruption as much as possible. As indicated in BofA’s press release today, very little integration will take place until at least 2009.

Over the coming months and throughout 2008, we will get more details and clarity. However, today we will be operating on a business-as-usual basis. It is important that we remain focused and continue to deliver the world class performance that our customers have come to expect.

Additional Information About this Transaction

In connection with the proposed merger, Bank of America will file with the SEC a Registration Statement on Form S-4 that will include a proxy statement of Countrywide that also constitutes a prospectus of Bank of America. Countrywide will mail the proxy statement/prospectus to its stockholders. Bank of America and Countrywide urge investors and security holders to read the proxy statement/prospectus regarding the proposed merger when it becomes available because it will contain important information.

You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from Bank of America’s website (www.bankofamerica.com) under the tab “About Bank of America” and then under the heading “Investor Relations” and then under the item “SEC Filings”. You may also obtain these documents, free of charge, from Countrywide’s website (www.countrywide.com) under the tab “investor relations” and then under the heading “SEC & other filings.”

Proxy Solicitation

Bank of America, Countrywide and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from Countrywide stockholders in favor of the merger. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the Countrywide stockholders in connection with the proposed merger will be set forth in the proxy statement/prospectus when it is filed with the SEC. You can find information about Bank of America’s executive officers and directors in its definitive proxy statement filed with the SEC on March 19, 2007. You can find information about Countrywide’s executive officers and directors in definitive proxy statement filed with the SEC on April 27, 2007. You can obtain free copies of these documents from Bank of America and Countrywide using the contact information above.